

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

<u>Via Facsimile</u>
Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

     Re: **Park Electrochemical Corp.**
              Form 10-K for the Fiscal Year Ended February 27, 2011
              Filed on May 12, 2011
              Forms 8-K filed on September 27, 2011, December 21, 2011 and May 1, 2012
              File No. 001-04415

Dear Mr. Shore:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Craig D. Wilson

                        Craig D. Wilson
                        Sr. Asst. Chief Accountant